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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                 ----------------------------

                         SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. 13)

                   ARV ASSISTED LIVING, INC.
                       (Name of Issuer)

                         Common Stock
                         No Par Value
                (Title of Class of Securities)
                 -----------------------------

                           02204C107
                        (CUSIP Number)

                     EMERITUS CORPORATION
              (Name of Persons Filing Statement)

                     Raymond R. Brandstrom
                      3131 Elliott Avenue
                           Suite 500
                   Seattle, Washington 98121
                    Tel. No.: 206-298-2909
            (Name, Address and Telephone Number of
             Person Authorized to Receive Notices
                      and Communications)

                        with a copy to:
Phillip Mills                           Michael Stansbury
Davis Polk & Wardwell                   Perkins Coie
450 Lexington Avenue                    1201 Third Avenue
New York, New York 10017                Suite 4000
Tel. No.: 212-450-4000                  Seattle, Washington
                                        98101
                                        Tel. No.: 206-583-8888
                        March 18, 1998
            (Date of Event which Requires Filing of
                        this Statement)
                ------------------------------

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b))3) or (4), check the following: ( )
     Check the following box if a fee is being paid with this
statement. ( )
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                         SCHEDULE 13D
CUSIP No.              AMENDMENT NO. 13      Page 2 of 3 Pages
00204C107

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Emeritus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  ( )
     (b)  ( )

3    SEC USE ONLY


4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         ( )

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WA
              7    SOLE VOTING POWER

NUMBER OF          See Item 5.
SHARES        8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
EACH          9    SOLE DISPOSITIVE POWER
REPORTING
PERSON             See Item 5.
WITH          10   SHARED DISPOSITIVE POWER

                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     ( )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5.

14   TYPE OF REPORTING PERSON*

     CO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!


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     Emeritus Corporation, a Washington corporation
("Emeritus") hereby amends and supplements the Report on
Schedule 13D dated October 14, 1997 previously amended (as so amended, the "Schedule 13D"). Capitalized terms used by not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 5.  Interest in Securities of the Company

     As of March 18, Emeritus had sold such number of Shares that it no longer beneficially owns 5% or more of the outstanding Common Stock of ARV Assisted Living, Inc. Accordingly, this Statement on Schedule 13D is terminated and this Amendment 13 constitutes the final amendment hereto.

                          SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date April 2, 1998

                              EMERITUS CORPORATION


                              By: /S/ Raymond R. Brandstrom
                                  --------------------------
                                  Name:  Raymond R. Brandstrom
                                  Title:  President